Hatteras Core Alternatives Fund, L.P.
6601 Six Forks Road
Suite 340
Raleigh, NC 27615

October 27, 2017

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Karen Rossotto

Re:	Hatteras Core Alternatives Fund, L.P. (the “Registrant”) File Nos. 333-220750; 811-21685

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Registrant’s Registration Statement on Form N-2 under the Securities Act, and Amendment No. 21 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to October 30, 2017, or as soon thereafter as is reasonably practicable.

Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, the Registrant acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HATTERAS CORE ALTERNATIVES FUND, L.P.

/s/ R. Lance Baker
Name: R. Lance Baker
Title: Treasurer

HATTERAS CAPITAL DISTRIBUTORS, LLC

/s/ R. Lance Baker
Name: R. Lance Baker
Title: Chief Financial Officer